                                                                      EXHIBIT 99



                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the stockholders of iMALL, Inc.:

We have audited the accompanying consolidated balance sheet of iMALL, Inc., a Nevada corporation, and subsidiaries as of December 31, 1997, and the related consolidated statements of operations, stockholders' equity and cash flows for the years ended December 31, 1997 and 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of iMALL, Inc. and subsidiaries as of December 31, 1997, and the results of their operations and their cash flows for the years ended December 31, 1997 and 1996 in conformity with generally accepted accounting principles.

                                             ARTHUR ANDERSEN LLP

Los Angeles, California
March 25, 1998 (except
with respect to the
matter discussed in
Note 11, as to which the
date is August 28, 1998).

                          iMALL, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET

                             AS OF DECEMBER 31, 1997


                                     ASSETS


                                                                       1997
                                                                   -------------
CURRENT ASSETS:

  Cash and cash equivalents                                        $  4,775,127

  Short-term investments                                             10,000,600

  Accounts receivable, net of allowance
    for doubtful accounts of $ 60,000                                    57,419

  Prepaid expenses                                                       18,113

  Income tax receivable                                                 166,231

  Other current assets                                                  119,207
                                                                   -------------

          Total current assets                                       15,136,697
                                                                   -------------

PROPERTY AND EQUIPMENT:

  Computer equipment and software                                       422,107

  Office equipment                                                      106,735

  Furniture and fixtures                                                 58,095

  Leased office equipment                                                15,853

  Leasehold improvements                                                 28,289
                                                                   -------------

                                                                        631,079

  Less accumulated depreciation
    and amortization                                                   (293,469)
                                                                   -------------

          Net property and equipment                                    337,610
                                                                   -------------

OTHER ASSETS:

  Intangibles, net of accumulated amortization
    of $252,948                                                         258,482

  Deposits                                                               21,411

  Net long-term assets of discontinued operations                       262,612
                                                                   ------------

                                                                        542,505
                                                                   -------------

                                                                   $ 16,016,812
                                                                   ============

The accompanying notes are an integral part of this consolidated balance sheet.

                          iMALL, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET

                             AS OF DECEMBER 31, 1997

                      LIABILITIES AND STOCKHOLDERS' EQUITY


                                                                       1997
                                                                   ------------
CURRENT LIABILITIES:

  Accounts payable                                                 $    172,373

  Accrued expenses                                                      101,539

  Deferred revenues                                                      73,322

  Current portion of capitalized lease obligations                        5,901

  Net short-term liabilities of discontinued operations               1,309,462
                                                                   ------------

          Total current liabilities                                   1,662,597
                                                                   ------------


COMMITMENTS AND CONTINGENCIES



STOCKHOLDERS' EQUITY:

  Preferred stock, liquidation value of $20,000,000;
     10,000,000 shares authorized, 5,000,000
    shares issued and outstanding                                    19,355,788

  Common stock, par value $.008; 37,500,000
    shares authorized, 7,651,810 shares issued
    and outstanding                                                      62,114

  Retained deficit                                                   (4,658,687)

  Less common stock held in treasury, at cost                          (405,000)
                                                                   ------------

          Total stockholders' equity                                 14,354,215
                                                                   ------------

                                                                   $ 16,016,812
                                                                   ============

The accompanying notes are an integral part of this consolidated balance sheet.

                          iMALL, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996


                                                         1997           1996
                                                     -----------     -----------
NET REVENUES                                         $   973,635     $   676,812

COST OF REVENUES                                         187,638         297,769
                                                     -----------     -----------

          Gross profit                                   785,997         379,043
                                                     -----------     -----------

SELLING EXPENSES                                          20,000              --

PRODUCT DEVELOPMENT                                      669,126         405,535

GENERAL AND ADMINISTRATIVE EXPENSES                    2,676,504       2,298,033
                                                     -----------     -----------

          Loss from operations                        (2,579,633)     (2,324,525)
                                                     -----------     -----------

OTHER (EXPENSE) INCOME:

  Other income                                                --          19,891

  Interest expense, net                                  (23,072)         (5,739)
                                                     -----------     -----------

          Net other (expense) income                     (23,072)         14,152
                                                     -----------     -----------

         Loss before provision for income taxes       (2,602,705)     (2,310,373)

BENEFIT (PROVISION) FOR INCOME TAXES                      16,546         (37,928)
                                                     -----------     -----------

LOSS FROM CONTINUING OPERATIONS                       (2,586,159)     (2,348,301)

(LOSS) INCOME FROM DISCONTINUED OPERATIONS            (2,116,815)      2,413,119
                                                     -----------     -----------

NET (LOSS) INCOME                                    $(4,702,974)    $    64,818
                                                     ===========     ===========

NET (LOSS) INCOME PER COMMON SHARE

 - BASIC AND DILUTED:

       Loss from continuing operations               $      (.36)    $      (.32)

       (Loss) income from discontinued operations    $      (.28)    $       .33
                                                     -----------     -----------

       NET (LOSS) INCOME                             $      (.64)    $       .01
                                                     ===========     ===========

WEIGHTED-AVERAGE COMMON SHARES

  OUTSTANDING                                          7,526,967       7,252,584
                                                     ===========     ===========

The accompanying notes are an integral part of these consolidated statements.

                          iMALL, INC. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996


                                                                                      ADDITIONAL                     RETAINED
                                      COMMON STOCK        PREFERRED      STOCK          PAID-IN       TREASURY       EARNINGS
                                  SHARES       AMOUNT      SHARES        AMOUNT         CAPITAL        SHARES        (DEFICIT)
                                ----------     -------    ---------    -----------    -----------     ---------     -----------
Balance,
  December 31, 1995                  1,743     $    14           --            $--    $   264,798           $--     $   (20,531)
Adjustments due to
  fractional shares
  in stock split                       175          --           --             --             --            --              --
Reverse acquisition
  for accounting
  purposes of Madison,
 York & Associates, Inc          4,804,960      38,440           --             --        (40,786)           --              --
Shares issued for
  acquisition of Cabot,
  Richards & Reed, Inc.          1,400,000      11,200           --             --       (131,216)           --              --
Shares issued for
  acquisition of
  R&R Advertising, Inc.            600,000       4,800           --             --        283,000            --              --
Shares issued for services         351,125       2,809           --             --         59,550            --              --
Shares issued for
  acquisition of
  Physicomp, Inc.
  (EmaNate, Inc.)                  200,000       1,600           --             --        158,400            --              --
Shares issued for
  acquisition of Interactive
  Marketing Group, Inc.             52,563         421           --             --         41,629            --              --
Distribution of
  S-Corporation earnings to
  stockholders                          --          --           --             --        (25,000)           --              --
Net income                              --          --           --             --             --            --          64,818
                                ----------     -------    ---------    -----------    -----------     ---------     -----------
Balance,
  December 31, 1996              7,410,566      59,284           --             --        610,375            --          44,287
Common shares issued
  in private placements            316,923       2,535           --             --      1,027,465            --              --
Common shares issued
  for services                      36,821         295           --             --        165,400            --              --
Preferred shares issued
  in private placement,
  net of issuance costs                 --          --    4,893,750     18,930,788     (1,803,240)           --              --
Preferred shares issued
  in private placement
  to retire debt                        --          --      106,250        425,000             --            --              --
Treasury
  shares repurchased              (112,500)         --           --             --             --      (405,000)             --
Net loss                                --          --           --             --             --            --      (4,702,974)
                                ----------     -------    ---------    -----------    -----------     ---------     -----------
Balance,
  December 31, 1997              7,651,810     $62,114    5,000,000    $19,355,788            $--     $(405,000)    $(4,658,687)
                                ==========     =======    =========    ===========    ===========     =========     ===========

The accompanying notes are an integral part of these consolidated statements.

                          iMALL, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996


                                                         1997            1996
                                                     -----------     -----------
CASH FLOWS FROM OPERATING ACTIVITIES:

  Net loss                                           $(2,586,159)    $(2,348,301)

  Adjustments to reconcile net loss to
    net cash used in operating
    activities:

    Depreciation and amortization                        319,614         413,818

    Provision for doubtful accounts                       33,600          26,400

    Provision for notes receivable                        50,000              --

 Change in assets and liabilities

    Accounts receivable                                  (24,767)        (92,652)

    Income tax receivable                                110,709        (276,940)

    Prepaid expenses                                     (19,379)         (8,836)

    Deferred income tax asset                            163,715        (163,715)

    Deposits                                               1,415         (22,826)

    Accounts payable                                     151,579          20,794

    Accrued expenses                                      26,273         256,253

    Deferred revenues                                     50,822          22,500
                                                     -----------     -----------

          Net cash used in operating activities      $(1,722,578)    $(2,173,505)
                                                     -----------     -----------

The accompanying notes are an integral part of these consolidated statements.

                          iMALL, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996



                                                             1997             1996
                                                         ------------     -----------
CASH FLOWS FROM INVESTING ACTIVITIES:

  Purchase of short-term investments                      (10,000,600)             --

  Purchase of property and equipment                          (34,202)       (794,289)

  Increase in intangibles                                     (44,932)             --

  Principal payments to related parties                            --        (242,000)

  Principal payments received on
    notes receivable from related parties                      82,895
                                                         ------------     -----------

          Net cash used in investing

            Activities                                     (9,996,839)     (1,036,289)
                                                         ------------     -----------

CASH FLOWS FROM FINANCING ACTIVITIES:

    Distribution of S Corporation retained earnings                --         (25,000)

  Proceeds from issuance of shares of
    common stock                                            1,030,000              --

  Proceeds from issuance of shares of
    preferred stock                                        17,552,549              --

  Purchase of treasury stock                                 (405,000)             --

  Borrowings from related parties                                  --         122,705

  Principal payments on notes payable
    to related parties                                       (145,082)             --

  Principal payments on capitalized lease obligations            (769)             --

  Principal payments on notes payable                         (12,500)             --
                                                         ------------     -----------

          Net cash provided by

            financing activities                           18,019,198          97,705
                                                         ------------     -----------

  Cash provided by (used in) continuing operations          6,299,781      (3,112,089)

  Cash (used in) provided by discontinued operations       (1,581,709)      3,169,144
                                                         ------------     -----------

NET INCREASE IN CASH

  AND CASH EQUIVALENTS                                      4,718,072          57,055



CASH AND CASH EQUIVALENTS,

  BEGINNING OF YEAR                                            57,055              --
                                                         ------------     -----------

CASH AND CASH EQUIVALENTS,

  END OF YEAR                                            $  4,775,127     $    57,055
                                                         ============     ===========

The accompanying notes are an integral part of these consolidated statements.

                          iMALL, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996


SUPPLEMENTAL CASH FLOW INFORMATION:

  Cash paid for interest              $ 23,072    $  5,739

  Cash paid for income taxes          $ 37,479    $437,516



SUPPLEMENTAL DISCLOSURE OF NONCASH

  FINANCING TRANSACTIONS:

    Conversion of bridge loans to
     preferred stock                  $425,000    $     --


During 1996, the Company exchanged capital stock for all issued and outstanding capital stock of Cabot, Richards & Reed, Inc. ("Cabot"), R&R Advertising, Inc. ("R&R"), Physicomp, Inc. ("Physicomp"), and Interactive Marketing Group, Inc. ("IMG") (see Note 7). In conjunction with these acquisitions, the assets and liabilities acquired and assumed were as follows:



                          PHYSICOMP        R&R          CABOT          IMG
                          ---------     ---------     ---------     ---------
Fair value of non-cash
  assets acquired         $ 159,323     $ 304,198     $ 280,196     $  58,766

Cash acquired                31,963       115,863       (40,170)        2,694

Liabilities assumed        (255,793)     (132,261)     (360,042)           --

Goodwill                    224,507            --            --       (19,410)
                          ---------     ---------     ---------     ---------

Equity recorded           $ 160,000     $ 287,800     $(120,016)    $  42,050
                          =========     =========     =========     =========

The accompanying notes are an integral part of these consolidated statements.

                          iMALL, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                DECEMBER 31, 1997

(1) ORGANIZATION AND NATURE OF OPERATIONS

The consolidated financial statements presented are those of iMALL, Inc. (a Nevada corporation) and its wholly owned subsidiaries (collectively, the "Company"). On January 16, 1996, iMALL, Inc., which had been the surviving company in a change of domicile merger with Natures Gift, Inc. (an inactive corporation) on January 8, 1996, engaged in a share exchange with Madison, York & Associates, Inc. ("Madison"). The share exchange with Madison, a Utah corporation, was accounted for as a reverse acquisition.

The Company's mission is to maintain and expand its position as a pioneer and leader in electronic commerce services by providing merchants the ability, through its proprietary software, to transact commerce online. The Company's headquarters are located in Santa Monica, California with additional offices in Provo, Utah. The training is conducted at sites across the United States (See
Note 11).


(2) SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of iMALL, Inc., iMALL Services, Inc., iMALL Consulting, Inc., R&R, Cabot, EmaNate and IMG. All material intercompany transactions and accounts have been eliminated in consolidation. In August 1998, the Company discontinued some of its operations. (See Note 11)

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of less than three months to be cash equivalents. The carrying value of cash equivalents approximates fair value. The Company invests in highly qualified financial institutions. At times, such investments may be in excess of insured limits. At December 31, 1997, approximately $491,000 of cash was held as reserves for credit card transactions. The holders released approximately $425,000 subsequent to year-end and the remaining balance is expected to be received in the first half of 1998.

Short-term Investments

Short-term investments have an original maturity of three months or more and a remaining maturity of less than one year. These investments are stated at cost as it is the intent of the Company to hold these securities until maturity. The funds invested are diversified in high grade commercial paper.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. The estimated useful lives of fixed assets are as follows:


CAPTION                                                USEFUL LIFE

Computer equipment and software                        3 years

Office equipment                                       3 years

Leased office equipment                                5 years

Furniture and fixtures                                 7 years

Leasehold improvements                                 lesser of 10 years or
                                                         the life of the lease

Major renewals and betterments are capitalized. Maintenance, repairs and minor renewals are expensed as incurred.

Intangibles

Organization costs have been capitalized and are being amortized over a five-year period.

The Company capitalizes internally developed software in accordance with SFAS No. 86 and is amortizing the amounts over a two-year period. In March 1998, the Accounting Standards Executive Committee issued Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP 98-1 requires adoption of its provisions for fiscal years beginning after December 15, 1998. The provisions require the capitalization of certain costs related to the development of software for internal use. The Company does not believe the effect of adoption will be material.

Goodwill, representing the excess of the cost over the net tangible and identifiable intangible assets of acquired businesses, is stated at cost and is amortized on a straight-line basis over five years. Amortization of $51,987 and $27,214 was charged to expense for the years ended December 31, 1997 and 1996, respectively.

Impairment of Long-Lived Assets

Under the provisions of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," the Company has evaluated its long-lived assets for financial impairment, and will continue to evaluate them as events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable.

The Company evaluates the recoverability of long-lived assets not held for sale by measuring the carrying amount of the assets against the estimated undiscounted future cash flows associated with them. At the time, such evaluations indicate that the future undiscounted cash flows of certain long-lived assets are sufficient to recover the carrying value of such assets.

Income Taxes

The Company recognizes a liability or asset for the deferred tax consequences of temporary differences between the tax bases of assets or liabilities and their reported amounts in the financial statements. These temporary differences will result in taxable or deductible amounts in future years when the reported amounts of the assets or liabilities are recovered or settled.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain prior year balances have been reclassified to conform with the current year's presentation.

Recognition of Revenues

The Company generates revenue from its training and internet commerce businesses. The major sources of revenue and the timing of revenue recognition are set forth below:

     Internet training workshop revenues - The Company presents training workshops to businesses and individuals introducing them to the Internet and the iMALL, a shopping mall on the Internet. The attendees pay a fee for the workshop in advance. Recognition of revenue occurs at the completion of the workshop. Any cash received in advance of the completion of the workshop is accounted for as deferred revenue (See note 11).

     Home study revenues - The Company offers home study courses on the same material discussed in its Internet workshops. The customer pays the home study fee before receiving the materials. Recognition of the revenue occurs when an order is shipped (See note 11).

     Maintenance fee revenues - The Company maintains web sites on an annual basis for customers for a fee. The fee may be prepaid in full or paid monthly by the customer. Recognition of revenue occurs as payments are received if the fee is collected monthly. Revenue is recognized on a straight-line basis over 12 months if the annual fee is prepaid. Cash received but not yet recognized under maintenance agreements totaled $73,322 as of December 31, 1997 and is included in deferred revenues in the accompanying consolidated balance sheet.

     Web site design revenues - The Company designs and upgrades web sites for customers. The customer is provided with bids on the design and approves the design prior to the Company beginning the work. Recognition of the revenue occurs when the design work is completed.

     Commissions from sales on the iMALL - The Company participates in the commerce generated by the businesses on the iMALL. A percentage of certain revenue generated is recognized as commissions when the sale is made to the buyer.

     Advertising revenues - Advertising revenues on banner contracts are recognized ratably over the period in which the advertisement is displayed, provided that no significant Company obligations remain and collection of the resulting receivable is probable. Company obligations typically include guarantees of minimum number of "impressions," or times that an advertisement appears in pages viewed by users of the Company's online properties. The Company defers recognition of the corresponding revenues until the remaining guaranteed impression levels are achieved. For 1997, this revenue was not significant.

(3)   CAPITALIZED LEASE OBLIGATIONS

Certain equipment is leased under capitalized lease obligations. The following is a summary of assets held under capital lease agreements as of December 31, 1997:


             Equipment                                  $ 111,490

               Less accumulated amortization              (61,734)
                                                        ---------

                                                        $  49,756
                                                        =========

The following is a schedule of future minimum lease payments under capitalized lease obligations together with the present value of the minimum lease payments at December 31, 1997:


          Years Ending December 31,

              1998                                           $ 23,115

              1999                                             11,224
                                                             --------

          Total minimum lease payments                         34,339

            Less amount representing interest                  (2,716)
                                                             --------

          Present value of minimum lease payments              31,623

            Less current portion                              (20,835)
                                                             --------

                                                             $ 10,788
                                                             ========

A portion of the capital leases above are included in discontinued operations (See Note 11).

(4)  NOTES PAYABLE TO RELATED PARTIES (See Note 11)

Notes payable to related parties at December 31, 1997 represented $662,420 of various demand notes to shareholders, bearing interest from 10 to 12 percent. All of these notes were repaid in January and February 1998.


(5) COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases certain facilities used in its operations. The approximate aggregate commitments under noncancellable operating leases in effect at December 31, 1997 were as follows:


       Year ending December 31,

      1998                                             $    181,000

      1999                                                   79,000

      2000                                                   79,000
                                                       ------------

                                                       $    339,000
                                                       ============

The Company incurred rent expense of approximately $393,000 and $301,000 in connection with operating leases during 1997 and 1996, respectively. A portion of the operating leases above are included in discontinued operations (See Note
11).

Employment Agreements

The Company has various employment agreements with officers, some of which include bonuses, stock options, and participation in the net profit of the Company.

Legal Matters

The Company is a defendant in various lawsuits which are incidental to the Company's business. Management, after consultation with legal counsel, is of the opinion that liabilities, if any, resulting from these matters will not have a material effect on the Company's results of operations or financial position except for a lawsuit with a probable loss of $25,000. The probable loss has been included in accrued expenses in the accompanying consolidated balance sheet.

(6)   INCOME TAXES

The benefit for income taxes consists of the following:


                                                PERIOD ENDED DECEMBER 31,
                                            -------------------------------
                                               1997                  1996
                                            ---------             ---------
   Current (Benefit) Provision:

     Federal                                $(151,419)            $ 160,575

     State                                    (28,842)               41,068
                                            ---------             ---------

                                             (180,261)              201,643
                                            ---------             ---------

   Deferred Provision (Benefit):

     Federal                                  132,610              (132,610)

     State                                     31,105               (31,105)
                                            ---------             ---------

                                              163,715              (163,715)
                                            ---------             ---------

   (Benefit) provision for

     income taxes                           $ (16,546)            $  37,928
                                            =========             =========

The differences between the effective income tax rate and the Federal statutory income tax rate consist of the following:


                                                     PERIOD ENDED DECEMBER 31,
                                                 ------------------------------
                                                    1997                1996
                                                 -----------        -----------
Provision at the federal statutory
  rate of 34 percent                             $(1,604,637)       $    34,933

State income taxes, net of federal benefit          (283,171)             5,425

Nondeductible items for tax purposes                      --             13,218

Change in valuation allowance                      1,871,262             (6,980)

Other                                                     --             (8,668)
                                                 -----------        -----------

      Total (benefit) provision
        for income taxes                         $   (16,546)       $    37,928
                                                 ===========        ===========

At December 31, 1997, the Company has net operating loss carryforwards of approximately $4,000,000 available to reduce future taxable income. All deferred tax assets, primarily related to net operating loss carryforwards and deferred revenue, have all been reserved for through use of a valuation reserve.

(7) CAPITAL STOCK

Stock Transactions

On January 8, 1996, the Company effected a reverse split of 1 for 19 shares. On May 22, 1996, the Company effected a stock split of 4 for 1. On February 12, 1998 the Company effected a reverse split of 1 for 8 shares. All share and per share amounts have been retroactively restated to reflect the stock splits. In 1996, the Company increased its authorized common stock to 37,500,000 shares with a par value of $.008.

In January 1996, the Company issued 600,000 common shares to R&R Advertising (R&R) for all of its outstanding stock. R&R's net book value of $287,800 was recorded as the value of the acquisition. On January 16, 1996, 1,400,000 common shares were issued for all of Cabot, Richards & Reed, Inc.'s (Cabot) outstanding stock. On January 16, 1996, 4,804,960 shares were issued to Madison (See Note 1) for all of its outstanding stock. The net book value of Madison of $244,281 was recorded as the value of this acquisition (reverse merger). The Company issued 350,000 shares to an investment banking firm for services valued at $28,000 which were rendered in connection with the transaction. R&R and Cabot were in the training, advertising and Internet businesses.

In April 1996, the Company acquired EmaNate, a company specializing in information systems, Internet consulting and front-page creations for web sites on the Internet, in a business combination accounted for as a purchase. The results of operations of EmaNate are included in the accompanying financial statements since the date of acquisition. The Company issued 200,000 shares of common stock for all of the outstanding stock of EmaNate. The acquisition resulted in goodwill of $224,507. The Company is amortizing the resulting goodwill over a five-year period.

In March 1996, the Company acquired Interactive Marketing Group, Inc. ("IMG"), a company specializing in yellow-page advertising on the Internet, in a business combination accounted for as a purchase. The results of operations of IMG are included in the accompanying financial statements since the date of acquisition. The Company issued 204,350 shares of common stock (of which 151,788 shares are being held in escrow contingent on specified events occurring in the future) for all of the outstanding stock of IMG. In December 1996, the Company canceled the 151,788 shares held in escrow as the specified events did not occur.

In August 1997, the Company issued 36,821 unregistered shares of common stock to individuals who provided speaking services to the Company in 1997. The Company recorded compensation expense of $165,695 related to this stock issuance (See
Note 11).

In October 1997, the Company completed the issuance of common stock to qualified investors in a private placement. At December 31, 1997, 316,923 shares were issued at a price per share of $3.25. The Company received net proceeds of $1,030,000. In December 1997, the Company also issued these investors 205,990 warrants with the same terms as the warrants in the private placement of Preferred Stock discussed below. The common shares and warrants issued are not registered.

In October 1997, the Company purchased 112,500 shares of common stock from certain shareholders at a price of $3.60 per share.

In November 1997, the Company received $500,000 in financing from four individuals in the form of notes bearing 10 percent interest. The notes were convertible into 9 percent Convertible Preferred A Shares (Preferred Stock) in increments of $25,000. In December 1997, $425,000 of principal was converted into 106,250 shares of preferred stock and warrants under the terms of the private placement discussed below. The remaining balance of the notes and interest was paid in cash in December 1997.

In December 1997, the Company completed the issuance of Preferred Stock and warrants to purchase common stock to qualified investors in a private placement. At December 31, 1997, 5,000,000 shares of preferred stock were issued at a price per share of $4 and a total of 12,755,990 warrants were issued. The Company received net proceeds (after deducting issuance costs) of $17,552,548. Each share of preferred stock has a liquidation value of $4 and earns 9 percent cumulative dividends, payable semi-annually in cash or preferred shares at the discretion of management. Each preferred share can be converted at any time into
1.25 shares of common stock. This conversion ratio is subject to adjustment under certain circumstances, and if the Company is unable to secure waivers from each of the preferred stockholders, each preferred share will convert into 1.389 shares of common stock. Each warrant may be exercised for .125 common shares, subject to certain anti-dilution provisions, at a price of $3.20 per share, beginning December 19, 1998 and extending for a period of four years. All investors in the private placement agreed to a one-year lock-up of the preferred shares, the warrants, and the common shares issuable upon the conversion of preferred shares or exercise of the warrants. Preferred and common shares vote as one class, and each preferred share is entitled to 1.25 votes while each common share is entitled to one vote. The common shares, preferred shares, and warrants issued in this offering were not registered. The Company is required to use best efforts to register the warrants and all common shares issuable upon the conversion of the preferred shares or exercise of warrants within seven months of the initial closing date of December 5, 1997.

As additional compensation for completion of the private placement, the Company issued 1,500,000 warrants to the placement agent and 375,000 warrants to their financial advisors. Each warrant may be exercised for one common share, subject to certain anti-dilution provisions, at a price of $3.20 per share from December 15, 1997 to December 5, 2002.

In December 1997, the Company agreed to issue 61,555 shares of common stock to individuals who provided speaking services to the Company in 1997. The Company recorded compensation expense of $195,746 and an accrued expense related to these agreements.

(8) STOCK OPTIONS

The Company has granted incentive stock options and nonqualified stock options to officers, directors and key employees under a stock compensation plan at prices not less than fair market value on the date of grant. The incentive and nonqualified stock options become exercisable between one and four years from the grant date. The incentive stock options have a maximum term of ten years from the date of grant, or five years if the employee is a ten-percent stockholder. The nonqualified stock options have a maximum term of ten years and one day from the date of grant. There are no shares available for future grants of stock options.

A summary of the status of the Company's stock option plan and changes in outstanding options is presented below:

                                                          WEIGHTED-
                                             SHARES        AVERAGE
                                              UNDER       EXERCISE
                                             OPTION        PRICE
                                             -------      ---------
                 Options outstanding at
                   December 31, 1996              --      $     --

                 Options granted             954,970          4.81

                 Options exercised                --            --

                 Options canceled                 --            --
                                             -------

                 Options outstanding at
                   December 31, 1997         954,970      $   4.81
                                             =======

                 Options exercisable at
                   December 31, 1997         153,014      $   4.22
                                             =======

The following table summarizes information about stock options outstanding at December 31, 1997:

                                                         WEIGHTED-
                              NUMBER        AVERAGE       NUMBER
                EXERCISE    OUTSTANDING    REMAINING    EXERCISABLE
                  PRICE     AT 12/31/97      LIFE       AT 12/31/97
                --------    -----------    ---------    -----------
                $   4.00      375,000            10       125,000

                $   5.20      482,765             5        28,014

                $   6.00       97,205             5            --
                              -------                     -------
                              954,970                     153,014
                              =======                     =======


In accordance with the terms of APB No. 25, the Company records no compensation expense for its stock option awards. As required by SFAS No. 123, the Company provides the following disclosure of hypothetical values for these awards. The weighted-average grant-date fair value of options granted during 1997 was estimated to be $3.44. The value was estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions for 1997: risk-free interest rate of 5.79 percent; expected life of 3.5 years; expected volatility of 134 percent; and no expected dividends. Had compensation expense been recorded based on these hypothetical values, the Company's net loss for December 31, 1997 would have been $5,208,696 or $.69 per share. Because options vest over several years and additional option grants are expected, the effects of these hypothetical calculations are not likely to be representative of similar future calculations.


(9) RELATED-PARTY TRANSACTIONS

The Company pays certain related parties for advertising, rent and computer graphic design. Sierra Advertising received $1,794,237 in 1997 and $2,116,607 in 1996 for advertising expenses, all of which is distributed directly for advertising costs, and is owned by officers of the Company. The purpose for the existence of Sierra

Advertising is to pass through certain costs of advertising at reduced rates. The Company believes that funds paid to Sierra Advertising are used by Sierra Advertising for the purchase of air time for advertising (See Note 11).

The share exchanges described in footnote 7, involved certain executive officers of the Company.

The Company's offices located in Provo, Utah are leased from RDR Properties for $12,108 per month, which lease expires in March 1999. Two officers/directors each own 33.33 percent of RDR Properties (See Note 11).

The Company retained Geller & Friend Capital Partners, Inc. ("Geller & Friend"), a merchant banking firm, in August 1997 to assist in arranging equity financing. Geller & Friend earned a fee of $150,000 and was granted 375,000 warrants in connection with its role in the private placement completed in December 1997. Of the $150,000 fee, Geller & Friend was paid $50,000 in 1997, and will be paid the remaining $100,000 in equal quarterly installments during 1998. Marshall Geller, chairman and chief executive officer of Geller & Friend, became a director of the Company in January 1998. Also in January 1998, the Company employed Anthony Mazzarella, formerly managing director of Geller & Friend, as its Executive Vice President and Chief Financial Officer. Mr. Mazzarella is also a director of the Company.

(10)   EARNINGS PER SHARE

Earnings per share amounts have been reflected in accordance with Statement of Financial Accounting Standards No. 128, "Earnings per Share." Earnings per share are computed as follows:


                                                       1997             1996
                                                   -----------      -----------
  Net loss from continuing operations              $(2,586,159)     $(2,348,301)

  Add preferred stock dividends                        (96,067)              --
                                                   -----------      -----------
  Loss from continuing operations
  available for common stock                       $(2,682,226)     $(2,348,301)
                                                   ===========      ===========

  Weighted-average common stock outstanding          7,526,967        7,252,584
                                                   ===========      ===========

  Basic and diluted loss per common share          $     (0.36)     $     (0.32)
                                                   ===========      ===========

The earnings per share computation for 1997 excludes 954,970 shares for stock options/compensation plans, 6.25 million shares for convertible securities, and warrants convertible into 3.5 million shares of common stock because their effect would have been antidilutive. There were no common stock equivalents in existence during 1996.

(11) SUBSEQUENT EVENT DATED AUGUST 28, 1998

Effective August 28, 1998, the Company discontinued the operations of its seminar and training division. The Company also discontinued operations of R&R Advertising and Cabot, Richards and Reed, Inc. The discontinued operations historically have accounted for approximately 95% of the revenues of the Company, and operated at a loss in 1997. In accordance with generally accepted accounting principles, the operations of this division have been included in the accompanying income statements as loss from discontinued operations. The following is a summary of the revenue and expenses related to the discontinued operations for the year ended December 31, 1997 and 1996:

                                                 December 31, 1997       December 31, 1996
                                                 -----------------       -----------------
Net revenues                                       $ 15,803,026            $ 15,370,121

Cost of revenues                                      4,838,627               5,166,674

Selling expenses                                      8,770,739               3,129,012

General and administrative expenses                   4,396,535               4,777,120

Other Income                                            139,729                 113,417

Interest (Expense) Income, net                          (53,669)                  2,387
                                                   ------------            ------------
(Loss) Income from discontinued operations         $ (2,116,815)           $  2,413,119
                                                   ============            ============



In accordance with generally accepted accounting principles, all assets and liabilities of this division have been reflected in the accompanying balance sheet as net long term assets and net short term liabilities of discontinued operations. The components of the net assets of the discontinued operations to be sold included in the accompanying consolidated balance sheet are as follows:



Current assets:

          Cash and cash equivalents                                   $  761,851

          Accounts receivable - trade, net                                80,271

          Inventory                                                      134,843

          Prepaid expenses                                                51,107



Less current liabilities:

          Accounts payable                                               888,426
          Accrued expenses                                               452,298
          Deferred revenues                                              319,456
          Notes payable to related parties                               662,420
          Current portion of capitalized lease obligations                14,934
                                                                      ----------

               Net short-term liabilities                             $1,309,462
                                                                      ==========


Long-term assets:

          Net property and equipment                                   $ 272,867
          Net Intangibles                                                    533


Less long-term liabilities:


Capitalized Lease Obligations, net

     of current portion                                                   10,788
                                                                      ----------


               Net long-term assets                                    $ 262,612
                                                                      ==========

The Company is currently engaged in discussions for the sale of the assets associated with the division. The Company expects to sell the division's assets for approximately their net book value and does not expect to recognize a material loss as a result of the transaction.

The interest paid by the discontinued operations was $53,669 and $7,158 for the years ended December 31, 1997 and 1996, respectively.

As of December 31, 1997 the discontinued operations had leased office equipment totaling $95,637 and obligations under capital leases of $25,722.

In 1997, the Company issued 36,821 unregistered shares to individuals who provided speaking services to the Company in connection with its discontinued operations. The compensation expense of $165,695 is included in the loss from discontinued operations in the accompanying income statement.

As of December 31, 1997 the Company had notes payable of $662,420 which were borrowed by the Company to fund its discontinued operations. As a result, entire amount is classified as short-term liabilities of discontinued operations in the accompanying balance sheet.

The discontinued operations incurred rent expense of approximately $145,000 and $118,000 in connection with its operating lease during the years ended December 31, 1997 and 1996, respectively. The total payment under operating leases subsequent to December 31, 1997 for the discontinued operations is approximately $182,000.

The discontinued operations did not create any material amount of severance liability and their are no longer any employees sharing in the net profits of the Company.

All services received by the Company from Sierra Advertising and RDR properties related to the discontinued operations and are not expected to recur in the future. The officers/directors with an interest in Sierra Advertising and RDR Properties are no longer employed by the Company and do not serve as officers or directors of the Company.